

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 AUG -7 AM 7:21

4 August 2003



03029075

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 1 August 2003 relating to the change of Chairman and election of Deputy Chairman as published in the South China Morning Post in Hong Kong on 4 August 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

IK/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo



Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.ir.shangri-la.com

CHANGE OF CHAIRMAN AND ELECTION OF DEPUTY CHAIRMAN

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") announces the following change of Chairman and election of Deputy Chairman with effect from 1 August 2003:

1. Mr. Ye Longfei has resigned as the Chairman of the Board of the Company and Mr. Kuok Khoon Loong, Edward (currently an executive Director of the Company) has been elected as the Chairman in place of Mr. Ye; and

2. Mr. Ye Longfei (who remains as an executive Director of the Company following his resignation as the Chairman) has been elected as the Deputy Chairman of the Board of the Company.

The Board of the Company would like to express their sincere appreciation to Mr. Ye Longfei for his valuable contributions to the Company during his tenure of office as the Chairman of the Company.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 1 August 2003